UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934
For the month of September 2002

VANTICO GROUP S.A.

(Exact name of Registrant as specified in its charter)

Luxembourg

(Jurisdiction of incorporation or organization)

25A, Boulevard Royal, 9th Floor
L-2449
Luxembourg
+352 26 20 37 03

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F **X** Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)

Yes No **X**

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________

vantico

Embargoed until 7.00am September 3, 2002

News Release

Luxembourg September 3, 2002

Vantico Group Announces Interim Results

CHF millions	Second quarter 2002	First quarter 2002	First Six months 2002	First Six months 2001	Twelve months 2001
NET SALES	391	384	775	884	1,612
EBIT	19	7	26	76	86
% of sales	4.9%	1.8%	3.4%	8.6%	5.3%
EBITDA	34	22	56	102	140
% of sales	8.7%	5.7%	7.2%	11.5%	8.7%
Operating Cash Flow	13	(9)	4	119	194

*The results above and in the text of this press release for the three months and six months ended June 30, 2002, the six months ended June 30, 2001 and the twelve months ended December 31, 2001 have been restated to a basis consistent with that of previous years. EBIT and EBITDA are presented before fair value adjustments, reorganization costs and restructuring and special charges. The basis of this restatement is detailed in Appendix 1. The term "constant currency" as disclosed in this press release is defined as the re-translation of all 2002 financials at the respective monthly exchange rates applied when translating all 2001 financials during the same period last year.

- **Second quarter EBITDA CHF 34 million.**
- **Sales increase of 2%, quarter on quarter for 2002 (7% in constant currency).**
- **Polymer Specialties sales volume growth of 12%, quarter on quarter for 2002.**
- **Operational restructuring projects underway.**

Helmut Strametz, Chief Executive, said today:

"Second quarter results demonstrate that business activity remains weak in many of the industries that Vantico serves. However, there are signs of a volume led recovery in some territories, principally Asia Pacific. Management continue to be focused on developing a more efficient and reliable supply chain, which is expected to result in greater customer satisfaction, lower costs and reduced working capital. Our restructuring initiatives are expected to simplify work procedures and reduce our cost base, which should provide Vantico with a platform to react to changing market conditions."

Financial Overview

Net sales were CHF 775 million for the six months ended June 30, 2002, resulting in a 12% decrease as compared to the same period in 2001 (6% lower in constant currency). The shortfall compared to last year was primarily due to lower sales prices, particularly in Polymer Specialties and lower demand in our Printed Wiring Board Technologies business. Net sales for the three months ended June 30, 2002 were CHF 391 million, compared to CHF 384 million for the three months ended March 31, 2002. This represents a 2% increase quarter on quarter (7% increase in constant currency) and demonstrates that, although business activity remains weak in many of the industries Vantico serves, there are signs of a volume led recovery in some territories, particularly Asia Pacific.

Earnings before interest, tax, depreciation, amortisation and exceptional items (EBITDA) were CHF 56 million for the six months ended June 30, 2002, representing EBITDA for the second quarter of CHF 34 million as compared to CHF 22 million for quarter one. The reported EBITDA for the second quarter benefited from the recognition of raw material rebates, service contract rebates, claim settlements and other accrual releases amounting to CHF 11 million, of which CHF 7 million related to prior quarters, being CHF 3 million of rebates subsequently approved in the second quarter and CHF 4 million of accrual releases.

Net interest costs were CHF 45 million for the six months ended June 30, 2002 and net debt (defined as long-term debt plus short-term debt net of cash and cash equivalents) at June 30, 2002 was CHF 982 million (December 31, 2001: CHF 942 million).

Trading Performance

<u>*Polymer Specialties*</u>

Polymer Specialties is a world leader in the manufacture and formulation of epoxy specialty resins and formulated systems. The division comprises the Coating Systems, Structural Composites and Electrical Insulating Materials value sectors.

In the three months ended June 30, 2002, net sales were CHF 296 million. Net sales in the same period in the previous year were CHF 332 million, representing a decrease of 11% (3% lower in constant currency) on the prior year. This is the result of continued price pressure on products in all three businesses. The second quarter has seen signs of a volume led recovery, largely offset by unfavourable exchange rates and further commodity resin price decreases.

On a regional basis, Asia Pacific's performance is comparable with 2001, whilst in Europe and the Americas revenues are below 2001 levels.

Operating income from Polymer Specialties for the three months to June 30, 2002 was CHF 40 million (CHF 36 million for the same period in 2001) before the allocation of group infrastructure costs.

The increase is primarily attributable to rebates secured on major raw material supply contracts recognized during the second quarter of 2002.

Adhesives and Tooling
This Division services various niche markets for adhesives where there is a need to provide highly reliable, tailored engineering solutions, applications and processing equipment. Knowledge of the particular industry together with the ability to provide qualified or approved products is critical. The tooling market is generally characterised by the continual development of new high value products for modelling and prototyping.

In the three months ended June 30, 2002 net sales were CHF 73 million as compared to CHF 77 million in the same period last year, representing a decrease of 5% on prior year (4% increase in constant currency). Although our Adhesives business has outperformed 2001, this has been offset by lower sales in our Tooling business. The commencement of direct sales to customers of stereolithography tooling products has been slower than planned due to problems arising on termination of the distribution agreement with 3D Systems, our former distributor. The continued slowdown in the automotive industry, resulting in a reduced number of newly developed car models, is also hindering recovery in our tooling business.

Operating income from Adhesives and Tooling was CHF 11 million for the three months ended June 30, 2002 (CHF 15 million for the same period in 2001) before the allocation of group infrastructure costs.

Optronics
This Division comprises the Printed Wiring Board (PWB) and Optical Performance Alignment Layer (OPAL, incorporating the Advanced Materials Group - AMG) value sectors.

In the three months ended June 30, 2002, net sales by this Division were CHF 22 million, a decrease of 8% on prior year (4% decrease in constant currency). The decrease was principally due to lower volumes in our printed wiring board business, as the signs of recovery seen at the end of the first quarter were not sustained throughout the second quarter.

The OPAL business continues to conduct product testing with potential customers, which if successful could lead to sales on a commercial scale during 2003.

Operating income from Optronics for the three months to June 30, 2002 was CHF 1 million (Nil in 2001) before the allocation of group infrastructure costs.

Gross Profit
Gross Profit after raw material, freight and all production costs for the three months ended June 30, 2002 was CHF 108 million against CHF 116 million for the corresponding period in 2001. Gross profit margin of 27.6% (26.8% for the same period in 2001) represents an increase on the previous year, primarily arising as a result of retrospective rebates secured on major raw material supply contracts during the second quarter.

EBIT and EBITDA

EBIT for the three months ended June 30, 2002 was CHF 19 million, a decrease of CHF 16 million, or 46%, over CHF 35 million in 2001. The reduction is primarily attributable to lower sales, as a result of lower selling prices and unfavourable exchange rates. This has partially been offset by retrospective rebates secured on major raw material supply and service contracts. In addition group infrastructure costs remain above 2001 levels.

EBITDA for the three months ended June 30, 2002 were CHF 34 million, a decrease of CHF 14 million, or 29%, over CHF 48 million in the same period of 2001.

Interest and Debt

The group recorded net interest expense of CHF 58 million for the six months ended June 30, 2002, compared with CHF 54 million for the corresponding period in 2001.

Interest expense is inclusive of CHF 7 million amortization of financing fees arising from the acquisition (CHF 6 million for the same period in 2001) and CHF 6 million of financial expenses (CHF 3 million for the same period in 2001). Debt costs (interest on borrowings) amounted to CHF 45 million (CHF 45 million for the same period in 2001).

Cash used in operating activities (inclusive of interest and taxation payments) amounted to CHF 65 million. Cash used in investing activities of CHF 20 million primarily relates to capital expenditures of CHF 26 million, of which CHF 11 million represents settlement of restructuring capex capitalised in 2001 and CHF 15 million of operating capex, offset by proceeds from the sale of fixed assets and other long-term assets.

At June 30, 2002 the company had net debt of CHF 982 million (December 31, 2001: CHF 942 million).

Cash Resources

Our primary sources of liquidity are cash flow from operations and borrowings under existing credit facilities. As at June 30, 2002, approximately CHF 53 million of the CHF 100 million Revolving Credit Facility was utilized in the form of guarantees for short-term borrowing facilities of subsidiary companies and CHF 14 million was drawn down by the Company. Of this CHF 100 million facility, approximately CHF 33 million remained available for borrowing at June 30, 2002. CHF 13 million of this amount was drawn down on July 4, 2002, leaving CHF 20 million undrawn. The Company's ability to utilize the Revolving Credit Facility remains subject to continued compliance with banking covenants as specified in our senior credit facilities. In addition to the CHF 33 million (now CHF 20 million) available under the revolving credit facility, CHF 11 million of local facilities was at June 30, 2002 available to us for borrowing.

Total liquidity resources available to Vantico at June 30, 2002 amounted to CHF 93 million, consisting of CHF 24 million of cash, CHF 44 million of credit facilities (CHF 13 million of which was drawn down on July 4, 2002), and CHF 25 million of bridge facility committed by Morgan Grenfell Development Capital Syndications Limited (MGDCS) (which was drawn down from MGDCS on July 31, 2002).

Financial Advisors

In February of this year, Vantico's covenants under the senior credit facility were renegotiated. In conjunction with this, MGDCS extended funds to the Company under a bridge facility that is expected to be refinanced by an offering to existing equity holders.

The Company is in discussions with its lenders under the senior credit facility regarding its ability to meet third quarter financial covenants when they are tested on September 30, 2002. The Company has engaged Close Brothers Corporate Finance to assist in negotiations with the senior banks and to consider other options in relation to the capital structure of the group.

Current Trading

Net sales in the first half of 2002 averaged CHF 130 million per month. Sales during the third quarter to date are below the average for the six months ended June 30, 2002, as a result of further unfavourable movements in exchange rates and continued competitive pricing.

Future Prospects

Exchange rates continue to have an adverse impact on revenues, as compared to 2001. Market conditions are expected to remain challenging, however some economic recovery in Asia Pacific and likely price increases for basic resins in Europe and North America, should serve to increase revenues in subsequent months. The reduction of our cost base through restructuring continues, with potential benefits expected by the year-end from IT cost reduction, and some early, although small benefits from our supply chain improvement (project SCOPE) and our procurement savings project (project SPIRIT). In 2003, the intended centralization of European sales and finance (project EUROPE) and continued implementation of initiatives under projects SPIRIT and SCOPE are expected to provide further operational improvements.

Executive Recruitment

The Company has selected a new Chief Financial Officer and expects to make an announcement imminently.

For coordination of the different operational restructuring projects and to help ensure that cost reduction benefits are achieved, an interim Chief Operating Officer, John Aspin, has been engaged. John Aspin has led change management processes in many different organisations and industries including Leaf Group BV and S C Johnson Wax, and is expected to provide his experience and skills to Vantico for a minimum of one year.

About Vantico

Vantico was created through a management buy-out of the Performance Polymers Division of Ciba S.C., backed by Morgan Grenfell Private Equity. Vantico operates as a global leader in providing solutions in the field of innovative coatings, structural composites, adhesives, tooling materials, and electrical and electronic insulation for the automotive, electronic, electrical, aerospace and consumer-durable industries.

Vantico employs approximately 2,800 people in over 30 countries. The company is incorporated in Luxembourg and operates globally in three Divisions: Polymer Specialties, Adhesives and Tooling and Optronics.

This press release does not constitute an offer to sell or issue, or the solicitation of an offer to buy or subscribe for securities. Some of the information contained herein constitutes forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Although management at Vantico Group S.A. believes its expectations are based on reasonable assumptions within the bounds of its knowledge of its business and operations, there can be no assurance that actual results will not differ materially from its expectations.

Contacts:

Vantico

Helmut Strametz
Chief Executive Officer
Tel: +44 (0) 20 8814 7961
Fax: +44 (0) 20 8814 7962
Email: helmut.strametz@vantico.com

Robert Rotolo
Acting Chief Financial Officer
Tel: +44 (0) 20 8814 7940
Fax: +44 (0) 20 8814 7950
Email: robert.rotolo@vantico.com

Website: www.vantico.com

Close Brothers Corporate Finance

Peter Marshall
Managing Director
Close Brothers Corporate Finance
Tel: +44 (0)20 7655 3100
Fax: +44 (0)20 7650 0999
Email: peter.marshall@cbcf.com

APPENDIX 1

Income Statement

INCOME STATEMENT (CHF millions)	6 months to June 30 2002 per 6-K	Adjustments	Restated 6 months to June 30 2002	6 months to June 30 2001 per 6-K	Adjustments	Restated 6 months to June 30 2001	Restated 12 months to Dec. 31 2001
Polymer Specialties	585	---	585	669	8	677	**1,225**
Adhesives & Tooling	148	---	148	152	3	155	**297**
Optronics	42	---	42	52	---	52	**90**
NET SALES	**775**	**---**	**775**	**873**	**11**	**884**	**1,612**
GROSS PROFIT	**207**	**---**	**207**	**243**	**---**	**243**	**426**
Selling, General & Admin.	(177)	17	(160)	(176)	32	(144)	**(296)**
Research & Development	(21)	---	(21)	(23)	---	(23)	**(44)**
Restructuring & special charges	---	---	---	(9)	9	---	**---**
EBIT	**9**	**17**	**26**	**35**	**41**	**76**	**86**
DIVISIONAL EBIT ANALYSIS							
Polymer Specialties	69	---	69	86	---	86	**135**
Adhesives and Tooling	21	---	21	32	---	32	**55**
Optronics	(2)	---	(2)	3	---	3	**(7)**
Unallocated costs and Fair Value adjustments	(79)	17	(62)	(86)	41	(45)	**(97)**
EBIT	**9**	**17**	**26**	**35**	**41**	**76**	**86**
EBITDA*	**53**	**3**	**56**	**79**	**23**	**102**	**140**

* EBITDA before restructuring and special charges

The adjustments in 2002 include the profit effect of the asset revaluation arising from the purchase method of accounting and costs separately identified as reorganization costs. The adjustments in 2001 include restructuring and special charges, the profit effect of the asset revaluation arising from the purchase method of accounting, costs separately identifiable as reorganization costs and the inclusion of the Indian operations, the acquisition of which was completed in March 2001.

Our Quarterly Report on Form 6-K has been filed with the United States Securities and Exchange Commission. A copy of Form 6-K, this news release, the half year results presentation and other information on the Company is available on our internet site - www.vantico.com.

Unallocated costs and Fair Value adjustments

Unallocated costs and fair value adjustments comprise all group infrastructure costs, certain other net expenses not allocated to reportable business segments, and fair value adjustments arising from the application of APB 16. The charge for the six months ended June 30, 2002 amounted to CHF 79 million (CHF 86 million for the six months ended June 30, 2001).

Unallocated costs and Fair Value adjustments (CHF millions)	**Three months to June 30, 2002**	**Three months to March 31, 2002**	**Six months to June 30, 2002**	**Six months to June 30, 2001**	**Twelve months to December 31, 2001**
Group infrastructure costs	33	29	62	45	97
Depreciation	4	5	9	10	20
Amortization	3	2	5	8	16
Recurring Costs	40	36	76	63	133
Reorganization	3	---	3	14	66
Restructuring & special charges	---	---	---	9	56
TOTAL	**43**	**36**	**79**	**86**	**255**

Statement of Adjustments

INCOME STATEMENT (CHF millions)	**Three months to June 30, 2002**	**Three months to March 31, 2002**	**Six months to June 30, 2002**	**Six months to June 30, 2001**	**Twelve months to December 31, 2001**
Polymer Specialties	296	289	585	669	1,217
Adhesives & Tooling	73	75	148	152	294
Optronics	22	20	42	52	90
NET SALES - 6K/20F	**391**	**384**	**775**	**873**	**1,601**
Adjustment for India	---	---	---	11	11
NET SALES per News Release	**391**	**384**	**775**	**884**	**1,612**
Gross Profit – 6K /20F	**108**	**99**	**207**	**243**	**426**
Selling, General & Admin	(88)	(89)	(177)	(176)	(398)
Research & Development	(11)	(10)	(21)	(23)	(44)
Restructuring & special charges	---	---	---	(9)	(56)
EBIT – 6K/20F	**9**	**---**	**9**	**35**	**(72)**
Adjustments:					
Reorganizational costs	3	---	3	14	66
Additional depreciation	4	5	9	10	20
Additional amortization	3	2	5	8	16
Restructuring &	---	---	---	9	14
special charges	---	---	---	---	42
EBIT per News Release	**19**	**7**	**26**	**76**	**86**
Depreciation	15	15	30	26	54
EBITDA per News Release	**34**	**22**	**56**	**102**	**140**

Interest Expense

Interest Expense (CHF millions)	Three months to June 30, 2002	Three months to March 31, 2002	Six months to June 30, 2002	Six months to June 30, 2001	Twelve months to December 31, 2001
Debt costs on borrowing	23	22	45	45	92
Capitalized interest	---	---	---	---	(2)
Amortization of financing costs	3	4	7	6	17
Other financial expenses	4	2	6	3	10
Interest Expense per 6K/20F	**30**	**28**	**58**	**54**	**117**

Net Sales and EBITDA Summary

2002 Actuals – CHF millions	Q1	Q2	Q3	Q4	Total
Polymer Specialties	289	296	---	---	585
Adhesives & Tooling	75	73	---	---	148
Optronics	20	22	---	---	42
Total Net Sales	**384**	**391**	**---**	**---**	**775**
2002 EBITDA	**22**	**34**	**---**	**---**	**56**
% of net sales	5.7%	8.7%	---	---	7.2%

2001 Actuals – CHF millions	Q1	Q2	Q3	Q4	Total
Polymer Specialties	345	332	301	247	1,225
Adhesives & Tooling	78	77	74	68	297
Optronics	28	24	19	19	90
Total Net Sales	**451**	**433**	**394**	**334**	**1,612**
2001 EBITDA	**54**	**48**	**36**	**2**	**140**
% of net sales	12.0%	11.1%	9.1%	0.6%	8.7%

2000 Actuals – CHF millions	Q1	Q2	Q3	Q4	Total
Polymer Specialties	338	351	342	316	1,347
Adhesives & Tooling	80	76	74	76	306
Optronics	31	33	32	33	129
Total Net Sales	**449**	**460**	**448**	**425**	**1,782**
2000 EBITDA	**51**	**45**	**58**	**31**	**185**
% of net sales	11.4%	9.8%	13.0%	7.3%	10.4%

vantico

Press Release

Luxembourg, September 5, 2002

Vantico announces new CFO

As of September 9, 2002, **Mr. Justin Court** will join Vantico as the group's new CFO.

Justin has been the Group Finance Director for ASW Holdings PLC, a specialty steel company and was previously the Group Finance Director for specialty chemicals group Hickson International PLC. In both companies he was actively involved in operational turnarounds, while operating under significant financial leverage.

Prior to those appointments he worked as Group Controller for pharmaceuticals group Wellcome PLC.

He holds a University degree from Bristol University and is a chartered accountant.

Justin Court will take over from Bob Rotolo, our ad interim CFO. Bob has headed the finance function since the departure of Ken Greatbatch, who left the company in early July.

This press release does not constitute an offer to sell or issue, or the solicitation of an offer to buy or subscribe for securities. Some of the information contained herein constitutes forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Although management at Vantico Group S.A. believes its expectations are based on reasonable assumptions within the bounds of its knowledge of its business and operations, there can be no assurance that actual results will not differ materially from its expectations.

FOR FURTHER INFORMATION

Vantico

Helmut Strametz
Chief Executive Officer
Tel: + 44 (0) 20 8814 7961
Fax: + 44 (0) 20 8814 7962
Email: helmut.strametz@vantico.com

NOTES TO EDITORS

Vantico

Vantico was created through a management buy-out of the Performance Polymers Division of Ciba Specialty Chemicals, backed by Morgan Grenfell Private Equity. Vantico operates as a global leader in providing materials and application solutions in the field of innovative coatings, structural composites, electrical insulation materials, adhesives, tooling materials and electronics chemicals for numerous industries.

Vantico employs approximately 2,750 people in over 30 countries. The company is incorporated in Luxembourg and operates globally in three Divisions: Polymer Specialties, Adhesives & Tooling and Optronics.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vantico Group S.A.

September 4, 2002

Helmut Strametz
Chief Executive Officer